Exhibit 99.4

NICE Customers Awarded for Excellence – Boosting Customer
Service Levels while Saving Millions of Dollars

Industry leading companies will be recognized at Interactions 2014, as part of the prestigious NICE
Customer Excellence Awards program, for innovation in delivering customer service

Paramus, New Jersey, May 15, 2014 – NICE Systems (NASDAQ: NICE) today announced the winners of the 2014 NICE Customer Excellence Awards, recognizing customers who demonstrated outstanding innovation and business performance using NICE Customer Interaction Management solutions. The winners were selected for their excellence in the following categories: business impact, implementation, customer experience, cloud solution deployment, and portfolio innovation.

Among some of the outstanding achievements:

•	Morgan Stanley increased operational efficiency while boosting service levels by over 20 percent with NICE Interaction Management.
•	eBay Enterprise created an Intelligent Commerce Care model that led to a 17 percent reduction in average handle time using NICE Interaction Analytics, Recording, and Quality Management.

The awards will be presented at Interactions 2014, NICE’s annual global customer conference. Over 2,000 customers, partners and industry leaders are expected at the event, which includes more than 150 informative sessions focused on helping attendees achieve their business initiatives along the steps of the customer journey. The Customer Excellence Award winners are among more than 75 companies presenting insights and best practices in those sessions.

Tom Dziersk, President of NICE Americas
“We are very proud to celebrate the outstanding achievements of this year’s Customer Excellence Award winners who are leveraging NICE’s solutions to optimize every customer journey. These impressive organizations, representing a wide range of industries including telecommunications, insurance, financial services and retail, have realized significant improvements in their businesses, and we are excited to share their stories at Interactions 2014.”

Winners of the 2014 NICE Customer Excellence Awards

Business Impact Excellence • Morgan Stanley • AES Eletropaulo • Catalyst360° • Sun Life Financial Services	Cloud Excellence • Farmers Insurance • TELUS
Implementation Excellence • The University of Phoenix • RDI Marketing • The Westfield Group	Portfolio Innovation Excellence • Western Union • CSAA Insurance Group • Farmers Insurance • Itaú-Unibanco
Customer Experience • eBay Enterprise • Affinion Group • Alliance Data

Interactions 2014 will take place May 19-22 at the Cosmopolitan in Las Vegas. For more information: www.nice.com/interactions

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Dziersk, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.